Exhibit 99.2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Correvio Pharma Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Correvio Pharma Corp. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of incurring operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Correvio Pharma Corp. Page 2

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), and related amendments, and its accounting policies for recognizing revenues as of January 1, 2018 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), and related amendments.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2006.

Vancouver, Canada
March 27, 2020

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Correvio Pharma Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Correvio Pharma Corp. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 27, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Inernal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Correvio Pharma Corp. Page 2

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Vancouver, Canada
March 27, 2020

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	December 31, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents	$13,299	$15,596
Restricted cash (note 6)	1,945	1,974
Accounts receivable, net of allowance for doubtful accounts of $92 (2018 - $102)	11,987	7,723
Inventories (note 7)	3,563	4,158
Prepaid expenses and other assets	977	841
	31,771	30,292

Property and equipment (note 8)	452	512
Right-of-use assets from operating leases (note 11)	2,057	—
Intangible assets (note 9)	22,232	26,469
Long-term inventories (note 7)	1,763	1,663
Goodwill	318	318
Deferred income tax assets (note 17)	300	383
	$58,893	$59,637

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$11,295	$9,403
Current portion of long-term debt (note 12)	17,688	—
Current operating lease liabilities (note 11)	812	—
	29,795	9,403

Long-term debt (note 12)	27,238	41,517
Deferred revenue	1,228	1,252
Long-term operating lease liabilities (note 11)	1,466	—
Other long-term liabilities	—	555
	59,727	52,727

Stockholders’ equity:
Common stock	385,057	359,295
Authorized - unlimited number without par value
Issued and outstanding – 55,382,228 (2018 – 36,233,162) (note 13(b))
Additional paid-in capital	42,734	40,456
Deficit	(444,928)	(409,744)
Accumulated other comprehensive income	16,303	16,903
	(834)	6,910
	$58,893	$59,637

Commitments and contingencies (notes 16 and 19)

Subsequent events (notes 12, 13(b) and 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ W. James O’Shea	/s/ Arthur H. Willms
Director	Director

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2019	December 31, 2018	December 31, 2017
Revenue:
Product and royalty revenues	$32,634	$27,051	$23,811
Licensing and other fees	—	1,623	197
	32,634	28,674	24,008
Cost of goods sold	9,827	8,294	6,776
Gross margin	22,807	20,380	17,232
Expenses:
Selling, general and administration	46,319	42,578	36,694
Amortization and depreciation (notes 8 and 9)	3,941	4,143	3,517
	50,260	46,721	40,211
Operating loss	(27,453)	(26,341)	(22,979)

Other (expense) income:
Gain on disposal of Canadian Operations (notes 1 and 9)	—	18,489	—
Other expense on modification of long-term debt (note 12)	—	—	(1,451)
Interest expense	(7,512)	(5,977)	(5,695)
Other expense	(303)	(578)	(511)
Foreign exchange gain (loss)	263	(2,134)	1,188
	(7,552)	9,800	(6,469)
Loss before income taxes	(35,005)	(16,541)	(29,448)
Income tax expense (note 17)	(179)	(38)	(363)
Net loss	$(35,184)	$(16,579)	$(29,811)

Other comprehensive loss:
Foreign currency translation adjustments	(600)	(226)	791
Comprehensive loss	$(35,784)	$(16,805)	$(29,020)
Loss per common share (note 15)
Basic and diluted	$(0.79)	$(0.47)	$(0.90)
Weighted average common shares outstanding (note 15)
Basic	44,275,800	35,148,303	33,192,480
Diluted	44,275,800	35,148,303	33,227,924

See accompanying notes to the consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$16,338	$34,024
Net loss	—	—	—	(29,811)	—	(29,811)
Issuance of common stock (note 13(b))	2,453,051	8,487	—	—	—	8,487
Share issue costs	—	(1,072)	—	—	—	(1,072)
Common stock issued upon exercise of options (note 13(b))	265,495	384	—	—	—	384
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	—	360	(360)	—	—	—
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	—	29	—	—	—	29
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	34,346	367	(432)			(65)
Issuance of warrants (note 12)	—	—	1,200	—	—	1,200
Stock-based compensation expense	—	—	2,223	—	—	2,223
Foreign currency translation adjustments	—	—	—	—	791	791
Balance at December 31, 2017	34,637,312	353,483	38,443	(392,865)	17,129	16,190
Adoption of accounting standards (note 3)	—	—	—	(300)	—	(300)
				(393,165)		15,890
Net loss	—	—	—	(16,579)	—	(16,579)
Issuance of common stock (note 13(b))	1,361,691	5,392	—	—	—	5,392
Share issue costs	—	(231)	—	—	—	(231)
Common stock issued upon exercise of options (note 13(b))	219,749	258	—	—	—	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	226	(226)	—	—	—
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	14,410	167	(190)	—	—	(23)
Issuance of warrants (note 12)	—	—	936	—	—	936
Stock-based compensation expense	—	—	1,493	—	—	1,493
Foreign currency translation adjustments	—	—	—	—	(226)	(226)
Balance at December 31, 2018	36,233,162	$359,295	$40,456	$(409,744)	$16,903	$6,910
Net loss	—	—	—	(35,184)	—	(35,184)
Issuance of common stock (note 13(b))	19,102,844	27,670	—	—	—	27,670
Share issue costs	—	(2,069)	—	—	—	(2,069)
Common stock issued upon exercise of options in cashless transaction (note 13(b))	15,654	—	—	—	—	—
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	90	(90)	—	—	—
Issuance of common shares on vesting of restricted share units (note 13(b))	30,568	71	(71)	—	—	—
Stock-based compensation expense	—	—	2,439	—	—	2,439
Foreign currency translation adjustments	—	—	—	—	(600)	(600)
Balance at December 31, 2019	55,382,228	$385,057	$42,734	$(444,928)	$16,303	$(834)

See accompanying notes to the consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Operating activities:
Net loss	$(35,184)	$(16,579)	$(29,811)
Items not affecting cash:
Amortization (notes 8 and 9)	3,941	4,143	3,517
Accretion of long-term debt (note 12)	1,950	794	1,549
Interest paid in-kind on long-term debt (note 12)	1,749	1,679	778
Stock-based compensation expense (note 14)	2,424	1,678	2,065
Write-down of inventory (note 7)	159	340	295
Gain on disposal of Canadian Operations (notes 1 and 9)	—	(18,489)	—
Unrealized foreign exchange loss (gain)	129	1,863	(1,738)
Changes in operating assets and liabilities:
Accounts receivable	(4,083)	(2,036)	448
Inventories	233	400	(1,533)
Prepaid expenses and other assets	(63)	43	510
Deferred revenue	(3)	(1,604)	(197)
Accounts payable and accrued liabilities	1,725	1,930	(675)
Other long-term liabilities	(52)	59	(31)
Net cash used in operating activities	(27,075)	(25,779)	(24,823)

Investing activities:
Proceeds on disposal of Canadian Operations (notes 1 and 9)	376	19,095	—
Purchase of property and equipment	(129)	(284)	(5)
Purchase of intangible assets (note 9)	(32)	(4,705)	(5,229)
Net cash provided by (used in) investing activities	215	14,106	(5,234)

Financing activities:
Issuance of common stock (note 13(b))	26,994	5,392	8,487
Share issue costs	(2,069)	(231)	(1,072)
Issuance of common stock upon exercise of stock options (note 13(b))	—	258	384
Income tax withholdings on vesting of restricted share units	—	(23)	(65)
Proceeds from issuance of long-term debt	—	—	20,000
Financing fees on issuance of long-term debt (note 12)	(288)	(21)	(518)
Payment of deferred consideration	—	—	(2,815)
Net cash provided by financing activities	24,637	5,375	24,401

Decrease in cash and cash equivalents during the year	(2,223)	(6,298)	(5,656)
Effect of foreign exchange rate changes on cash and cash equivalents	(103)	(313)	532
Cash, cash equivalents, and restricted cash, beginning of year	17,570	24,181	29,305
Cash, cash equivalents, and restricted cash, end of year (note 6)	$15,244	$17,570	$24,181

Supplemental cash flow information:
Interest paid	$3,934	$3,778	$3,477
Interest received	120	149	95
Net income taxes paid (received)	101	146	(334)

See accompanying notes to the consolidated financial statements.

1

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

1.   Basis of presentation:

Correvio Pharma Corp. (the “Company” or “Correvio”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a court approved Plan of Arrangement (the “Arrangement”) to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7.

Pursuant to the Arrangement effective May 15, 2018, substantially all of the assets and liabilities of Cardiome excluding its Canadian business portfolio were transferred to Correvio and the shareholders of Cardiome received common shares, on a one-for-one basis, of Correvio. Immediately following the reorganization of Cardiome, Cipher Pharmaceuticals Inc. (“Cipher”) acquired the Canadian business portfolio of Cardiome (“Canadian Operations”) on May 15, 2018 by way of the acquisition of all of the issued and outstanding commons shares of Cardiome for an aggregate cash consideration in Canadian dollars (C$) of C$25,500. The Canadian income tax losses and other Canadian tax pools of Cardiome remained with Cardiome and were sold to Cipher. Cardiome’s management team and employees became employees of the Company and assumed the same positions they occupied in Cardiome. As a result of the Arrangement, the Company holds all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian Operations acquired by Cipher effective May 15, 2018. In the second quarter of 2018, the Company recorded a gain of $18,489, from its disposition of the Canadian Operations and the related tax balances.

The consolidated financial statements for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of the Company thereafter. As a non-recurring related party transaction between companies under common control at the time of the Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Cardiome’s pharmaceutical business that was transferred; accordingly, these consolidated financial statements include the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of the Company thereafter. Reference in these consolidated financial statements to “the Company” refers to “Cardiome” prior to May 15, 2018.

Correvio (including its former parent Cardiome until May 15, 2018) is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively and conveniently manage acute medical conditions to improve health and quality of life. Correvio strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Correvio currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Correvio has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Correvio has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin

2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

1.   Basis of presentation (continued):

antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Correvio has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States.

As of December 31, 2019, the Company had $13,299 in cash and cash equivalents, compared to $15,596 at December 31, 2018. The Company has a history of incurring operating losses and negative cash flows from operations. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. On March 16, 2020, the Company announced that it had entered into an arrangement agreement dated March 15, 2020 in which ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”) will acquire all the issued and outstanding shares of the Company, pursuant to a plan of arrangement under the Canada Business Corporations Act (note 21). The total purchase price of approximately $75,900 includes the repayment of certain of the Company’s indebtedness. The Boards of Directors of both companies have unanimously approved the transaction, which remains subject to approval by the Company’s shareholders. The Company is dependent on this transaction to meet its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. There can be no assurance that the Company will be able to obtain shareholder approval to complete the transaction or raise such additional financing, as may be necessary otherwise. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the consolidated financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   Summary of significant accounting policies:

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)  Principles of consolidation:

The consolidated financial statements include the accounts of Correvio Pharma Corp. and its wholly owned subsidiaries from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

(b)  Use of estimates:

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Significant areas requiring the use of

3

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.       Summary of significant accounting policies (continued):

accounting judgments and estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and allowance for doubtful accounts, stock-based compensation expense, and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

(c)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in other comprehensive income and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

(d)   Fair value measurements of financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, the most observable inputs are used when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(e)  Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

4

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.   Summary of significant accounting policies (continued):

(f)   Accounts receivable:

The Company records accounts receivable at outstanding amounts, net of any allowances for doubtful accounts. Accounts receivable generally consist of trade receivables, value-added-tax receivables, income tax receivables and other receivables.

The Company maintains an allowance for accounts for estimated losses that may result from our customers’ inability to pay. The Company estimates an allowance for doubtful accounts primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

(g)   Inventories:

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in-first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventories not expected to be utilized within the next 12 months are classified as long-term.

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales, demand from drug distributors and hospitals and economic conditions. Management believes that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

(h)  Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Laboratory equipment	5 years
Production equipment	7 years
Computer equipment	3-5 years
Software	3-5 years
Furniture and office equipment	5-7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

5

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

 2.       Summary of significant accounting policies (continued):

(i)   Intangible assets:

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses, all of which have a definite life. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, the Company considers the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Patents	over the patent life
Trade name	10 years
Marketing rights	10 years
Licenses	over the license term

(j)   Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Qualitative factors are first assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment indicates that the reporting unit may be impaired, a two-step impairment test which considers, among other things, the fair value of reporting units based on discounted estimated future cash flows, is performed.

(k)  Impairment of long-lived assets:

Long-lived assets, including property and equipment, and definite life intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted

6

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.       Summary of significant accounting policies (continued):

expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(l)   Leases:

The Company determines if an arrangement is a lease at inception. Payments under lease arrangements are primarily fixed. Certain lease agreements contain variable payments, primarily payments for maintenance and utilities, which are expensed as incurred and not included in the lease assets and liabilities.

For leases with an initial term of less than 12 months, the Company has elected not to recognize right-of-use assets and liabilities for any class of asset. The Company has elected a policy to account for lease and non-lease components as a single component for all asset classes. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, for vehicle leases, the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term (note 11). Operating lease expense is recognized on a straight-line basis over the lease term.

(m)  Long-term debt:

Long-term debt is recorded under the effective interest method. Any debt issuance costs associated with an issuance of long-term debt are recorded as a direct deduction to the carrying value of the long-term debt and are amortized over the term under the effective interest method. The carrying value of the Company’s long-term debt includes any paid in-kind interest and is being accreted up to the amount payable at maturity under the effective interest method.

(n)  Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period or when no further performance obligations exist.

(o)  Revenue recognition:

The Company generates revenue primarily through the sale of its commercialized products and royalties. Product revenue is recognized at a point in time. Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by its corporate partner occurs. The Company also earns licensing revenue from collaboration and license agreements from the commercial sale of approved products. Licensing revenue is recognized over time.

7

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.   Summary of significant accounting policies (continued):

(p)  Stock-based compensation and other stock-based payments:

Stock options and restricted share units granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

(q)  Income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes.

(r)   Loss per share:

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, basic and diluted loss per share are generally the same.

Diluted loss per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

8

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

3.   Accounting pronouncements adopted:

On January 1, 2019, the Company adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-11, “Leases”, which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. The Company adopted the new leasing standard on January 1, 2019 using the modified retrospective approach and used the effective date as its date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. The Company elected the package of practical expedients which permits the Company to not reassess under its prior conclusions about lease identification, lease classification and initial direct costs. On adoption, the Company recognized additional operating liabilities of approximately $2,680, with corresponding right-of-use assets of the same amount, adjusted for unamortized lease inducements received of approximately $260.

During the year ended December 31, 2018, the Company adopted the Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with Customers, using the modified retrospective method. The Company has recognized the cumulative effect of applying ASC 606 as an adjustment to the opening balance of deficit.  The comparative information has not been restated and will continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 606 did not have a material impact on its statement of operations and comprehensive loss or on its statement of cash flows. The majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities.  There were no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms. The cumulative effect of the adoption of ASC 606 on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	($392,865)	($300)	($393,165)

The transition adjustment arose from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under ASC 606, the upfront payment has been deferred.

9

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

4.    Recent pronouncements:

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current guidance, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2023. The Company does not expect the guidance to have a material impact on its consolidated financial statements.

5.    Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The long-term debt is classified as Level 2 of the fair value hierarchy. Based on a pricing model using observable market inputs, the Company has determined that the fair value of long-term debt at December 31, 2019 is $42,008. The carrying value of long-term debt at December 31, 2019 is $44,926 (note 12). The inputs to the pricing model included benchmark yields for debt with comparable credit risk. In prior years, the Company determined that the fair value of long-term debt approximated its carrying value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)   Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. At December 31, 2019, approximately $4,400 of our accounts receivable was due from one distributor. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

10

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

5.   Financial instruments (continued):

(b)  Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)    Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents. The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

6.    Restricted cash:

At December 31, 2019, the Company had restricted cash relating to deposits pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,706 (December 31, 2018 - $1,739) and deposits pledged as collateral for operating lease arrangements of $239 (December 31, 2018 - $235).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the consolidated statement of cash flows:

	December 31,	December 31,
	2019	2018

Cash and cash equivalents	$13,299	$15,596
Restricted cash	1,945	1,974

Cash, cash equivalents, and restricted cash	$15,244	$17,570

11

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

7.   Inventories:

	December 31,	December 31,
	2019	2018

Finished goods	$2,618	$3,288
Work in process	768	586
Raw materials	1,940	1,947
Inventories	$5,326	$5,821
Less: current	(3,563)	(4,158)

Long-term inventories	$1,763	$1,663

During the year ended December 31, 2019, the Company had a write-down of inventory of $159 (2018 – $340; 2017 - $295).

8.   Property and equipment:

		Accumulated	Net book
December 31, 2019	Cost	amortization	value

Production equipment	$67	$67	$—
Software	55	55	—
Computer equipment	230	164	66
Leasehold improvements	699	315	384
Furniture and office equipment	177	175	2

	$1,228	$776	$452

		Accumulated	Net book
December 31, 2018	Cost	amortization	value

Production equipment	$67	$42	$25
Software	55	55	—
Computer equipment	231	138	93
Leasehold improvements	574	209	365
Furniture and office equipment	177	148	29

	$1,104	$592	$512

Amortization and depreciation expense for the year ended December 31, 2019 amounted to $184 (2018 - $124; 2017 - $143).

12

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

9.   Intangible assets:

		Accumulated	Net book
December 31, 2019	Cost	amortization	value

Licenses	$22,113	$6,361	$15,752
Marketing rights	14,745	8,988	5,757
Trade name	1,053	651	402
Patents	4,080	3,759	321

	$41,991	$19,759	$22,232

		Accumulated	Net book
December 31, 2018	Cost	amortization	value

Licenses	$22,538	$4,360	$18,178
Marketing rights	15,028	7,667	7,361
Trade name	1,074	564	510
Patents	4,126	3,706	420

	$42,766	$16,297	$26,469

In May 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations and various Middle Eastern nations. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs during the year ended December 31, 2016. The license is being amortized over the life of the agreement of 10 years. In the second quarter of 2018, the Company made a milestone payment to Allergan of $4,537. Additional non-refundable milestone payments may be due to Allergan upon the Company’s achievement of various milestones and will be recognized when the Company considers the milestone to be probable.

In September 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). During the year ended December 31, 2018, the Company accrued $281 for a milestone payment as the Company assessed that it was probable that a pre-determined level of annual net sales for future years would be achieved. The milestone payment has been recorded in accrued liabilities. Additional non-refundable milestone payments may be due to Basilea upon the Company’s achievement of various milestones and achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

13

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

9.   Intangible assets (continued):

As part of the Arrangement (note 1), the Company divested its Canadian Operations, which included $1,349 in licenses, to Cipher. A gain on disposal of the Canadian Operations of $18,489 was recognized in the second quarter of 2018.

Amortization and depreciation expense for the year ended December 31, 2019 amounted to $3,757 (2018 - $4,019; 2017 - $3,374).

The estimated aggregate amortization expense for intangible assets held at December 31, 2019, for each of the five succeeding years is expected as follows:

2020	$3,740
2021	3,706
2022	3,682
2023	3,653
2024	2,153

10.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2019	2018

Trade accounts payable	$6,551	$4,213
Employee-related accruals	2,643	3,249
Other accrued liabilities	2,101	1,941

	$11,295	$9,403

14

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

11. Leases:

The Company leases office space, vehicles, and certain equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For the year ended December 31, 2019

Operating lease cost	$908
Variable lease cost	$166
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$(964)

Leases	December 31, 2019

Right-of-use assets from operating leases	$2,057
Current operating lease liabilities	$812
Long-term operating lease liabilities	$1,466
Weighted average remaining operating lease term (years)	3.6 years
Weighted average operating lease discount rate	6.0%

As at December 31, 2019 future annual minimum lease payments are as follows:

Operating leases
2020	$954
2021	760
2022	497
2023	212
2024	190
Thereafter	-
Total minimum lease payments	2,613
Less imputed interest	(335)
Total lease liability	$2,278

15

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

11. Leases (continued):

As at December 31, 2018, future annual minimum lease payments were as follows:

2019	$937
2020	754
2021	347
2022	199
2023	185
Thereafter	170
Total minimum lease payments	$2,592

Rent expense for the year ended December 31, 2019 was $774 (2018 - $827; 2017 - $658).

12.   Long term debt:

	December 31,	December 31,
	2019	2018

Long-term debt	$44,926	$41,517
Less: current portion	(17,688)	-

Long-term debt	$27,238	$41,517

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt for general corporate purposes. The second and third tranches of $5,000 each were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 was available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of the first amendment. A third tranche of $10,000 was drawn on August 8, 2017. The fourth tranche of up to $10,000 was never drawn. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. The Company incurred expenses of $1,451 in connection with the modification of long-term debt in the second quarter of 2017 which is included in other expense.

16

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

12.  Long term debt (continued):

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. During the year ended December 31, 2019, the Company paid in-kind interest of $1,749 (2018 - $1,679; 2017 - $778). The face value of the Company’s long-term debt at December 31, 2019 is $44,206 (December 31, 2018 - $42,457; December 31, 2017 - $40,778). On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $47,742 under the effective interest method which will be the amount payable at maturity. The effective interest rate of the long-term debt is 17%.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $936 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

On March 11, 2019, the Company further amended its term loan agreement with CRG for an additional credit facility of $10,000, to be drawn at the discretion of the Company, in increments of $2,500 through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements (the “Additional Credit Facility”). The facility bore interest at 13% per annum and carried the same terms and conditions as the term loan agreement. As consideration for the Additional Credit Facility, the Company made a one-time payment of $250 to CRG. No funds were drawn under the Additional Credit Facility.

17

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

12.  Long term debt (continued):

On December 17, 2019, the Company further amended its term loan agreement with CRG such that certain product rights could be sold. Upon receiving proceeds from the sale of these product rights, on March 9, 2020, the Company made a repayment of $2,000 to CRG, of which $1,777 related to a prepayment of principal, $142 related to the back-end facility fee of 8% applicable to the prepayment, $45 related to interest expense and $36 related to prepayment fees.

Subsequent to the year ended December 31, 2019, the Company entered into an agreement with CRG to amend certain covenants related to the term loan agreement, including the annual revenue covenant. As a result of the retrospective amendment to the annual revenue covenant, the Company was in compliance with all covenants for the year ended December 31, 2019.

Future repayments, assuming the Company continues to meet the amended revenue covenants, are as follows:

2020	$17,830
2021	21,214
2022	8,698
2023	-
2024	-

Total repayments	$47,742

13.  Share capital:

(a)  Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

18

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

13.  Share capital (continued):

(b) Issued and outstanding:

Number
Common shares	of shares
Balance, December 31, 2016	31,884,420
Issued through at-the-market offering (i)	1,958,598
Issued to Lincoln Park Capital Fund, LLC (ii)	494,453
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	50,495
Issued upon vesting of restricted share units, net of tax	34,346
Balance, December 31, 2017	34,637,312
Issued through at-the-market offering (iii)	1,361,691
Issued for cash upon exercise of options	200,000
Issued upon exercise of options in cashless transaction	19,749
Issued upon vesting of restricted share units, net of tax	14,410
Balance, December 31, 2018	36,233,162
Issued through at-the-market offering(iii)	2,970,781
Issued through at-the-market offering(iv)	6,932,063
Issued through common share offering(v)	9,200,000
Issued upon exercise of options in cashless transaction	15,654
Issued upon vesting of restricted share units	30,568
Balance, December 31, 2019	55,382,228

(i)	On March 7, 2016, the Company filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “ATM Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with FBR and MLV as agents, such common shares with an aggregate value of up to $30,000, subject to a maximum of $6,900 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2017, 1,666,765 common shares were issued for gross proceeds of $6,890 under this prospectus supplement. On August 10, 2017, the Company filed a new prospectus supplement under which the Company could offer and sell common shares up to a maximum of $10,700. During the year ended December 31, 2017, 291,833 common shares were issued for gross proceeds of $630 under this prospectus supplement. The ATM Sales Agreement with FBR and MLV was terminated in April 2018.
(ii)	On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allowed LPC to purchase common shares with an aggregate value of up to $20,000. On March 7, 2016, the Company filed a prospectus supplement pertaining to the Purchase
19

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

13.   Share capital (continued):

Agreement, under which LPC could purchase common shares up to a maximum of $6,900. During the year ended December 31, 2017, 494,453 common shares were issued to LPC for gross proceeds of $967 under this prospectus supplement. The Purchase Agreement was terminated in April 2018.

(iii)	On July 5, 2018, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On July 10, 2018, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with BRFBR as agent, such common shares with an aggregate value of up to $30,000, subject to a maximum of $13,000 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2019, 2,970,781 common shares were issued for gross proceeds of $6,347 under this prospectus supplement. During the year ended December 31, 2018, 1,361,691 common shares were issued for gross proceeds of $5,392 under this prospectus supplement. The ATM Sales Agreement with BRFBR was terminated on March 1, 2019.

(iv)	On March 13, 2019, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with Cantor as agent, such common shares with an aggregate value of up to $50,000, subject to a maximum of $12,000 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2019, 6,932,063 common shares were issued for gross proceeds of $7,523 under this prospectus supplement, of which $676 was recorded as accounts receivable at December 31, 2019 and collected subsequent to year-end. Subsequent to December 31, 2019, 10,777,186 common shares were issued for gross proceeds of $4,476 under this prospectus supplement.
(v)	On August 7, 2019, the Company closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13,800. Cantor acted as sole book-running manager in connection with the Offering. H.C. Wainwright & Co. acted as financial advisor to the Company in connection with the Offering.
20

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.  Share-based compensation:

(a)       Stock options:

Under the terms of the Company’s incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. The maximum number of shares available for issue under the Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. The maximum number of stock options issuable to insiders under the Plan is restricted to 10% of the issued and outstanding common shares of the Company.

Details of the stock option transactions for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110
Options granted	1,242,500	4.16
Options exercised	(324,000)	2.16
Options forfeited	(20,000)	5.10
Options expired	(8,000)	1.70
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69
Options granted	1,082,000	2.76
Options exercised	(267,000)	1.66
Options forfeited	(30,183)	7.27
Options expired	(157,000)	4.88
Outstanding as at December 31, 2018	3,519,874	5.04	3.07	820
Options granted	1,615,000	4.97
Options exercised	(62,500)	4.01
Options forfeited	(1,000)	4.49
Options expired	(375,174)	7.30
Outstanding as at December 31, 2019	4,696,200	4.81	2.67	-
Exercisable as at December 31, 2019	3,350,514	4.86	2.11	-

The outstanding options expire at various dates ranging from March 26, 2020 to June 25, 2024.

At December 31, 2019, stock options to executive officers and directors, employees and consultants were outstanding as follows:

21

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.  Share-based compensation (continued):

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$2.49 to $3.25	1,085,000	2.51	2.54	880,804	2.55
$3.26 to $4.03	842,500	1.69	4.00	821,644	4.00
$4.04 to $6.26	2,353,500	3.47	5.23	1,232,866	5.34
$6.27 to $12.68	415,200	0.52	10.02	415,200	10.02
	4,696,200	2.67	4.81	3,350,514	4.86

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2019 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2018	1,204,223	1.22
Granted	1,615,000	1.78
Forfeited	(820)	1.78
Vested	(1,472,717)	1.42
Non-vested at December 31, 2019	1,345,686	1.68

At December 31, 2019, there was $1,133 (December 31, 2018 - $536) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (December 31, 2018 - 1.1 years).

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2019 was $69 (2018 - $68; 2017 - $495).

The aggregate fair value of vested options during the year ended December 31, 2019 was $2,087 (2018 - $1,394; 2017 - $1,729).

22

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.  Share-based compensation (continued):

For the year ended December 31, 2019, $2,269 was recorded as stock-based compensation expense with $15 being recorded as a recovery against liability and $2,284 being recorded against additional paid-in capital (2018 - $1,408 was recorded as stock-based compensation expense with $25 being recorded against liability and $1,383 being recorded against additional paid-in capital; 2017 - $1,663 was recorded as stock-based compensation expense with $158 being recorded as a recovery against liability and $1,821 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the year ended December 31, 2019 was $1.78 (2018 - $1.03; 2017 - $1.53). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,	December 31,
	2019	2018	2017

Dividend yield	-	-	-
Expected volatility	71.6%	62.1%	63.7%
Risk-free interest rate	2.1%	2.2%	1.2%
Expected average life of the options	3.9 years	4.0 years	3.8 years
Estimated forfeiture rate	-	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination history. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

23

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.  Share-based compensation (continued):

(b) Restricted share unit plan:

The Company’s treasury-based Restricted Share Unit Plan (the “RSU Plan”) provides long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

Details of RSU transactions for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334
RSUs granted	52,962	3.46		194
RSUs vested	(57,003)	7.59		174
RSUs forfeited	(18,706)	6.21
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147
RSUs granted	69,872	2.43		160
RSUs vested	(95,622)	4.73		202
RSUs forfeited	(22,718)	2.58
Outstanding as at December 31, 2018	48,488	$2.63	2.50	$119
RSUs granted	115,251	3.42		397
RSUs vested	(30,568)	2.30		79
RSUs forfeited	(10,040)	3.10
Outstanding as at December 31, 2019	123,131	$3.41	2.06	$51

At December 31, 2019, there was $225 (December 31, 2018 - $76) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.1 years (December 31, 2018 - 2.4 years).

24

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.  Share-based compensation (continued):

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. On May 10, 2018, in connection with the closing of the Arrangement Agreement, 69,877 RSUs vested immediately and were settled in cash. For the year ended December 31, 2018, stock-based compensation expense in connection with the accelerated vesting of these RSUs of $175 was recorded in selling, general and administration expense.

For the year ended December 31, 2019, stock-based compensation expense related to RSUs of $155 (2018 - $270; 2017 - $402) was recorded in selling, general and administration expense and recorded against additional paid-in capital.

15.  Basic and diluted loss per share:

Basic and diluted loss per share is calculated as set forth below:

Year ended December 31,	2019	2018	2017

Net loss	$(35,184)	$(16,579)	$(29,811)
Less: recovery of fair value of
liability classified awards	—	—	(153)
Diluted loss available to
common shareholders	$(35,184)	$(16,579)	$(29,964)
Weighted average number of
common shares for basic loss per share	44,275,800	35,148,303	33,192,480
Plus: incremental shares from
assumed exercise	—	—	35,444
Diluted weighted average number of
common shares for diluted loss per share	44,275,800	35,148,303	33,227,924
Loss per share – basic and diluted	$(0.79)	$(0.47)	$(0.90)

 For the year ended December 31, 2017, $5 of the recovery of fair value of liability classified awards has been excluded from the calculation of diluted loss available to common shareholders due to the fact that it is anti-dilutive.

25

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

16.  Commitments:

(a)  Commitments for clinical and other agreements:

The Company entered into various clinical and other agreements requiring it to fund future expenditures of $97 (2018 - $1,613; 2017 - $7,309).

(b)  Purchase commitments:

The Company has purchase commitments with certain suppliers who assist in the production of its commercialized products. The amount of the purchase commitment is based on physical quantities manufactured; however, as at December 31, 2019, there is an aggregate minimum purchase obligation of $156 (December 31, 2018 - $318).

17.  Income taxes:

The components of loss before income taxes consist of the following:

	2019	2018	2017

Canadian	$(12,667)	$5,015	$(14,841)
Foreign	(22,338)	(21,556)	(14,607)
Loss before income taxes	$(35,005)	$(16,541)	$(29,448)

The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 27.0% (2018 – 27.0%; 2017 – 26.0%) statutory tax rate, is:

	December 31,	December 31,	December 31,
	2019	2018	2017

Loss before income taxes	$(35,005)	$(16,541)	$(29,448)
Statutory tax rate	27.0%	27.0%	26.0%
Income tax recovery at Canadian
statutory income tax rates	$(9,451)	$(4,466)	$(7,656)
Change in valuation allowance	11,576	(87,082)	1,625
Disposal of Canadian Operations (notes 1 and 9)	—	81,690	—
Permanent differences	808	875	967
Expiry of investment tax credits
and non-capital losses	1,589	5,838	1,243
Tax rate differences	613	748	790
Change in U.S. statutory rate	—	—	6,394
Change in Canadian statutory rate	—	—	(2,595)
Adjustments related to prior periods	(4,956)	2,167	(417)
Other differences	—	268	12
Income tax expense	$179	$38	$363

26

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

17.  Income taxes (continued):

As a result of tax legislation enacted in the U.S. at the end of 2017, the federal U.S. corporate tax rate applicable to years subsequent to 2017 was substantially reduced. The Company recorded a deferred income tax expense in respect of its U.S. operations in 2017 using the new federal rate of 21%; however, there was no impact on tax expense as a valuation allowance is provided on most of these deferred tax assets.

The Company also revalued its deferred tax assets in respect of its Canadian operations to reflect the increase in the Canadian corporate income tax rate to 27% for years subsequent to 2017. There was no impact on tax expense as a full valuation allowance is provided on these deferred tax assets.

Significant components of the Company’s deferred tax assets are shown below:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Tax loss carryforwards	$38,173	$27,226
Tax values of depreciable assets in excess
of accounting values	481	69
Share issue costs and other	637	486
Total deferred tax assets	39,291	27,781
Valuation allowance	(38,991)	(27,398)
Net deferred tax assets	$300	$383

The Company also has total loss carryforwards of $162,080 (December 31, 2018 - $118,373) available to offset future taxable income: in Canada, in the amount of $12,352 (December 31, 2018 - $2,580); in Switzerland, in the amount of $106,838 (December 31, 2018 - $70,647); in the United States, in the amount of $42,525 (December 31, 2018 - $44,679); and in the United Kingdom, in the amount of $365 (December 31, 2018 - $467). The loss carryforwards expire between 2020 and 2039, except for the United Kingdom. The loss carryforwards in the United Kingdom do not expire.

The Company’s non-capital losses for income tax purposes expire as follows:

Non-capital
losses
2020	$18,167
2021	16,932
2022	20,552
2023	16,820
2024	25,657
Thereafter until 2038	63,952
$162,080

27

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

17.  Income taxes (continued):

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2019, a provision of nil (December 31, 2018 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2011 to 2019 remain subject to examination in the various countries we operate in.

18.  Related party transactions:

During the years ended December 31, 2019, 2018 and 2017, the Company incurred expenses for consulting services provided by a company owned by one of the officers of the Company. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. The Company incurred expenses of $258 for the year ended December 31, 2019 for services provided by the consulting company relating to general corporate matters (2018 - $226; 2017 - $193). Included in accounts payable and accrued liabilities at December 31, 2019 was $28 owing to the consulting company (December 31, 2018 - $198).

19.  Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

On December 12, 2019, a putative securities class action complaint was filed against the Company and certain of its current and past officers (collectively “the Defendants”) in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period October 23, 2018 to December 5, 2019, inclusive (the “Class Period”), and were damaged thereby.

The complaint alleges, among other things, that the Company made materially false and misleading statements and omissions regarding the Company’s business, operational and compliance policies.  Specifically, the complaint alleges that the Company made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted New Drug Application (“NDA”) for Brinavess® did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the U.S. Food and Drug Administration would approve the

28

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

19.  Contingencies (continued):

resubmitted NDA, which purportedly artificially inflated the market value of the Company’s securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company believes that the claims asserted in the complaint are without merit and intends to defend the lawsuit vigorously.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains liability insurance that limits the exposure and enables the Company, and/or its officers and directors, to recover future amounts paid, less any deductible amounts pursuant to the terms of the respective policies.
(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

20.  Segmented information:

Revenue is earned through the sale of the Company’s commercialized products and licensing and other fees. The Company recognizes segmentation based on geography as follows:

Year ended December 31, 2019	Europe	Rest of World	Total

Revenue	$22,425	$10,209	$32,634
Cost of goods sold	7,170	2,657	9,827

Gross margin	15,255	7,552	22,807
Gross margin %	68%	74%	70%

29

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

20.  Segmented information (continued):

Year ended December 31, 2018	Europe	Rest of World	Total

Revenue	$16,165	$12,509	$28,674
Cost of goods sold	5,466	2,828	8,294

Gross margin	10,699	9,681	20,380
Gross margin %	66%	77%	71%

Year ended December 31, 2017	Europe	Rest of World	Total

Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232
Gross margin %	73%	71%	72%

The following table presents the Company’s revenues disaggregated by revenue source:

Year ended December 31,	2019	2018	2017

Cardiology	$19,358	$22,497	$22,753
Antibiotic	13,276	6,177	1,255
	$32,634	$28,674	$24,008

During the year ended December 31, 2019, there were three customers that individually accounted for more than 10% of total revenue. During the year ended December 31, 2019, these customers accounted for 19%, 15% and 11% of total revenue. During the years ending December 31, 2018 and 2017, there were two customers that individually accounted for more than 10% of total revenue. During the year ended December 31, 2018, these customers accounted for 17% and 14% of total revenue (2017 – 20% and 24%).

30

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

21.  Subsequent events:

On March 10, 2020, the Company announced that it entered into an exclusive agreement with Hong Kong Teson Pharma Limited (“Teson”) for the commercialization of Aggrastat®. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, the Company received a one-time upfront payment of $3,000 from Teson. The Company is eligible to receive up to an additional $500 upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize Aggrastat® in the agreed to territories, at its own cost and expense.

On March 16, 2020, the Company announced that it entered into an arrangement agreement dated March 15, 2020 in which ADVANZ PHARMA will acquire all of the issued and outstanding shares of the Company, pursuant to a plan of arrangement under the Canada Business Corporations Act. The acquisition, which will be executed through ADVANZ PHARMA’s wholly-owned subsidiary Mercury Pharma Group Limited, is expected to have a total purchase price of approximately $75,900, which includes the repayment of certain of the Company’s indebtedness. The Boards of Directors of both companies have unanimously approved the transaction, which remains subject to approval by the Company’s shareholders. The transaction is subject to customary closing conditions and is expected to be completed during the second quarter of 2020.

31